UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29916/ January 10, 2012

_____

In the Matter of   :
                                                                                        :
AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.   :
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.   :
AMERICAN CENTURY INVESTMENT SERVICES, INC.   :
4500 Main Street   :
Kansas City, Missouri 64111   :
                                                                                        :
(812-13930)   :
                                                                                        :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

American Century Strategic Asset Allocations, Inc., American Century Investment Management,
Inc., and American Century Investment Services, Inc. filed an application on July 29, 2011 and
an amendment to that application on November 10, 2011, requesting an order under section 6(c)
of the Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a)
under the Act. The order would permit open-end management investment companies relying on
rule 12d1-2 under the Act to invest in certain financial instruments.

On December 13, 2011, a notice of the filing of the application was issued (Investment Company
Act Release No. 29883). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly intended by
the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the
Act requested by American Century Strategic Asset Allocations, Inc., American Century

Investment Management, Inc., and American Century Investment Services, Inc. (File No. 812-13930) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary